SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------


                                   FORM 8-A/A

                                (AMENDMENT NO. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



              IMPERIAL CREDIT COMMERCIAL MORTGAGE INVESTMENT CORP.
             (Exact name of registrant as specified in its charter)



             MARYLAND                                     95-4648345
      (State of incorporation)                 (IRS Employer Identification No.)



                      11601 Wilshire Boulevard., Suite 2080
                          Los Angeles, California 90025
               (Address of principal executive offices) (Zip Code)


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If this form relates to the                        If this form relates to the
registration of a class of securities              registration of a class of securities
pursuant to Section 12(b) of the                   pursuant to Section 12(g) of the
Exchange Act and is effective                      Exchange Act and is effective
pursuant to General Instruction                    pursuant to General Instruction
A.(c), please check the following                  A.(d), please check the following
box.  [  ]                                         box.  [X]
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Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of Class)


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         The undersigned registrant hereby amends and restates Items 1 and 2 of its Registration Statement on Form 8-A (File No. 0-23089), filed with the Securities and Exchange Commission on September 22, 1998 (as amended, the "Form 8-A") relating to the Rights Agreement, dated as of September 21, 1998 (the "Rights Agreement"), between Imperial Credit Commercial Mortgage Investment Corp. (the "Company") and U.S. Stock Transfer Corporation, as Rights Agent (the "Rights Agent"). The purpose of this amendment is to report the First Amendment to the Rights Agreement, dated as of July 22, 1999 (the "Amendment"). The Amendment was entered into simultaneously with the execution and delivery of the Merger Agreement, dated as of July 22, 1999, by and among the Company, Imperial Credit Industries Inc., a California corporation ("ICII") and ICCMIC Acquisition Corp. ("Merger Sub"), a Maryland corporation and wholly owned subsidiary of ICII (the "ICII Merger Agreement").

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

         On September 18, 1998, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.0001 per share, of the Company (the "Common Shares"). The dividend was paid on September 21, 1998 (the "Record Date") to the stockholders of record at the close of business on that date. The description and terms of the Rights are set forth in the Rights Agreement.

         Purchase Price. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, par value $0.0001 per share (the "Preferred Shares"), at a price of $40 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

         Flip-In.* In the event that any person or group of affiliated or associated persons (other than (a) the Company, (b) any subsidiary of the Company, (c) any employee benefit plan of the Company or any subsidiary of the Company or (d) any entity holding Common Shares for or pursuant to the terms of any such plan) acquires beneficial ownership of 10% or more of the outstanding Common Shares (an "Acquiring Person") (with exceptions for persons who beneficially own 10% or more of the outstanding Common Shares as of the date of the Agreement or who beneficially own 10% or more as a result of the Company's acquisition of Common Shares), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

         Flip-Over.* If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than Rights

----------------------------------
* The descriptions of the Rights Agreement provisions in the asterisked sections are given before the effect of the Amendment. See the description of the First Amendment to the Rights Agreement.

beneficially owned by Acquiring Person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

         Transfer and Detachment.* Until the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 10% or more of the outstanding Common Shares; or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights will be represented, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares, and transfer of those certificates will also constitute transfer of these Rights.

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

         Exercisability.* The Rights are not exercisable until the Distribution Date. The Rights will expire on September 21, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

         Adjustments. The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the Preferred Shares. The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an

----------------------------------
* The descriptions of the Rights Agreement provisions in the asterisked sections are given before the effect of the Amendment. See the description of the First Amendment to the Rights Agreement.


                                       2
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adjustment in cash will be made based on the market price of the Preferred
Shares on the last trading day prior to the date of exercise.

         Preferred Shares. Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         The value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Shares' dividend, liquidation and voting rights, approximate the value of one Common Share.

         Exchange.* At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (subject to adjustment).

         Redemption.* At any time prior to any person or group becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Amendments.* The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Rights and Holders. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

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* The descriptions of the Rights Agreement provisions in the asterisked sections are given before the effect of the Amendment. See the description of the First Amendment to the Rights Agreement.



                                       3
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         Anti-Takeover Effects. The Rights have certain anti-takeover effects.
The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 10% or more of the Common Shares.

         The Rights Agreement specifying the terms of the Rights and the press release announcing the declaration of the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing summary of the Rights Agreement is qualified in its entirety by reference to the full text of such exhibit.

         FIRST AMENDMENT TO THE RIGHTS AGREEMENT. The Amendment provides, among other things, that ICII, will not be deemed to be an Acquiring Person by virtue of the approval, execution or delivery of the ICII Merger Agreement, or by virtue of the merger of Merger Sub with and into ICCMIC (the "ICII Merger"). In addition, the Amendment provides that neither a Share Acquisition Date or a Distribution Date will be deemed to occur as a result of the approval, execution or delivery of the ICII Merger Agreement or the commencement or consummation of the ICII Merger.

         The Amendment also amends the Rights Agreement to provide that the Rights shall expire immediately prior to the effective time of the ICII Merger.

         The Amendment is attached hereto as an exhibit and is incorporated herein by reference. The foregoing summary of the Amendment is qualified in its entirety by reference to the full text of such exhibit.

ITEM 2.  EXHIBITS.

         1 Rights Agreement, dated as of September 21, 1998, between Imperial Credit Commercial Mortgage Investment Corp., a Maryland corporation, and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 22, 1998).*

         2 Press Release, dated September 21, 1999 (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 21, 1998).*

         3 Amendment, dated as of July 22, 1999, to the Rights Agreement, dated as of September 21, 1998, between Imperial Credit Commercial Mortgage Investment Corp., a Maryland corporation, and U.S. Stock Transfer Corporation, as Rights Agent.

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*  Previously filed.


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   July 29, 1999

                                        IMPERIAL CREDIT COMMERCIAL
                                          MORTGAGE INVESTMENT CORP.



                                        By:     /s/  Norbert M. Seifert
                                           -------------------------------------
                                           Name:  Norbert M. Seifert
                                           Title: Senior Vice President and
                                                  General Counsel


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                                  EXHIBIT LIST

  Exhibit
    No.                            Description

    1 Rights Agreement, dated as of September 21, 1998, between Imperial Credit Commercial Mortgage Investment Corp., a Maryland corporation, and U.S. Stock Transfer Corporation, as Rights Agent (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 22, 1998).*

    2 Press Release, dated September 21, 1999 (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 21, 1998).*

    3 Amendment, dated as of July 22, 1999, to the Rights Agreement, dated as of September 21, 1998, between Imperial Credit Commercial Mortgage Investment Corp., a Maryland corporation, and U.S. Stock Transfer Corporation, as Rights Agent.

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*  Previously filed.